EXHIBIT 99.1

Medicenna Extends Period to Exercise Certain Warrants

TORONTO and HOUSTON, July 05, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immunotherapy company, today announced that it has received conditional approval from the Toronto Stock Exchange to extend the expiry date of a total of 1,549,052 outstanding common share purchase warrants of the Company (the “Warrants”) originally issued on October 17, 2019 as part of a public offering of units of the Company. Each warrant is exercisable for a common share of the Company (the “Common Shares”) at a price of $1.75 per Common Share and set to expire on July 17, 2023.

The Company has extended the expiry date of such Warrants until October 17, 2024, with such extension being effective on July 17, 2023. All other terms of the Warrants, including the exercise price, remain unchanged. None of the outstanding warrants are held by insiders.

About Medicenna

Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (“Bifunctional SuperKine ImmunoTherapies”) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements

This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts including, but not limited to, statements related to the extension of the term of the Warrants. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects”, “believes”, “seeks” and similar expressions. All statements other than statements of historical fact, included in this release, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the annual information form and Form 20-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Media Contact

For media inquiries, please contact:

Tony Russo, Russo Partners, 212-845-4251, tony.russo@russopartnersllc.com